Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated February 27, 2009, relating to the consolidated financial statements of America First Tax Exempt Investors, L.P. and subsidiaries, which report expressed an unqualified opinion on those financial statements and includes an explanatory paragraph relating to management’s estimates for investments without readily determinable fair values, and our report dated February 27, 2009, relating to the effectiveness of America First Tax Exempt Investors, L.P. and subsidiaries’ internal control over financial reporting, appearing in the Annual Report on Form 10-K of America First Tax Exempt Investors L.P. and subsidiaries for the year ended December 31, 2008, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP
Omaha, Nebraska
January 29, 2010